PRESS RELEASE

For further information please contact:

Oxford GlycoSciences Plc
David Ebsworth, Ph.D., Chief Executive Officer
Tel: +44 (0) 1235 208 000
Website: www.ogs.com

Financial Dynamics
UK Media and Investors
Melanie Toyne-Sewell
Francetta Carr
Tel: +44 (0) 20 7831 3113

US Media and Investors
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 850 5626
For Immediate Release



OGS further strengthens senior management team

Oxford, UK, 17 December 2002 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq:
OGSI) announced the appointment of two new senior executives thereby completing its objective to further strengthen its senior management team before the year-end.

Julia Ronde has been appointed Head of Human Resources. Ms. Ronde was most recently Vice President, Human Resources, Europe, for Parexel International, Ltd. During her tenure, recruiting and acquisitions increased headcount from 750 to over 2800 across Europe and Asia. Her responsibilities included all aspects of supporting this substantial increase - from integration and training to compensation and retention. At OGS, her responsibilities will cover management and development of human resources.

Peter Zagorin has been appointed Vice President, Marketing. Mr. Zagorin has operational and strategic marketing experience in the pharmaceutical and leisure industries. Most recently, he was Deputy Director, Anti-infective Marketing, in the US pharmaceutical division of Bayer Corporation where he launched and ultimately was responsible for the marketing of
Avelox(r)  (moxifloxacin hydrochloride),   which   is   the   fastest
growing  product  in   the  US anti-infective market.  His responsibilities
at OGS will include product marketing and corporate communications.

David Ebsworth Ph.D., Chief Executive Officer of OGS said, "With these recent appointments and the earlier appointment of Denis Mulhall as Chief Financial Officer, the management team is now complete. The combination of the skill-sets already within OGS and the additional new talent produces a balanced team with extensive biotech expertise and broad commercial experience. This team will drive OGS forward."


Endnotes

Avelox(r) is the registered trademark of Bayer Corporation.

About OGS
OGS is a research and product development company with three distinct business units - proteomics, inherited storage disorders and oncology.
In proteomics, the comprehensive study of proteins, OGS has developed a patented technology platform, integrating high-throughput proteomics with genomics. OGS has proteomics collaborations with Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline, Pfizer, the Center for Drug Evaluation and Research of the US Food and Drug Administration (FDA), and the Cystic Fibrosis Foundation. OGS also has a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human GenomeTM. The second business unit is focused on the development of therapeutics to treat inherited glycosphingolipid (GSL) storage disorders. Its first product, ZavescaTM (miglustat) has been approved by the European Commission for the treatment of mild to moderate type 1 Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. (Full prescribing information is available at www.ogs.com.) Zavesca is also undergoing further clinical investigations in other GSL storage disorders, including Late Onset Tay Sachs, Niemann-Pick type C and type 3 Gaucher disease.
In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent.





This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (miglustat) is based and uncertainties related to the regulatory process.

This release is not regarded as notifiable for the purpose of the UKLA Listing Rules and is not being distributed via a Regulatory Information Service. It is being made available to the media, journalists, analysts and certain other selected third parties who have expressed an interest in receiving updates on the Company.